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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items


1. RADVision Ltd. Press Release dated May 9, 2000 -- NTT-ME to Distribute RADVision Products in Japan.


2. RADVision Ltd. Press Release dated May 9, 2000 -- NumerX and RADVision Sign Licensing Agreement.

                                                                          ITEM 1

RADVISION


For Immediate Release

Contact:   Karen Gurwitz                          David Seligman
           Dir. Corporate Communications          CFO
           RADVision, Inc.                        RADVision, Ltd.
           Tel: 201.529.4300, x305                Tel: 972.3.645.5446
           kgurwitz@radvision.com                 Seligman@tlv.radvision.com

               NTT-ME to Distribute RADVision Family Of V2oIP(TM)
       Enterprise Networking Products as Prime Local Distributor in Japan

NTT ME TO BROADEN ITS MARKET BY DISTRIBUTING RADVISION'S ENTERPRISE NETWORKING PRODUCTS

Mahwah, NJ, May 9th, 2000 - RADVision Inc. (NASDAQ:RVSN), the leading provider of industry-standard products and technology for real-time voice and video communication over IP, and NTT-ME, the provider of a full range of hardware and software services to support clients' multimedia environments, today announced their establishment of a strategic alliance. This agreement designates NTT-ME as the prime, local distributor in Japan of RADVision's family of V2oIP enterprise networking products including the RADVision's L2W-323 PRI and BRI Gateways, MCU-323 Multipoint Conferencing Unit, VIU-323 Video Interface Unit, and NGK-200 Gatekeeper.

This alliance combines RADVision's technological expertise in both core technology and IP telephony infrastructure products and NTT-ME's expertise in telecommunications, multimedia and Internet industries in Japan. NTT-ME has collaborated with RADVision since 1998, when they licensed RADVision's H.323 Protocol Stack in Japan. Since then, NTT-ME has finalized licensing contracts with several major Japanese vendors and R&D organizations. NTT-ME provides a full range of products, system integration services and design and construction services using cutting edge multimedia and Internet technology.

"In reflection of the results achieved by NTT-ME in distributing RADVision products, we can affirm that the stack business has been exceptionally successful in Japan. In addition to RADVision's H.323 Protocol Stack, we believe that there is an extensive market for Gateways, Multipoint Conferencing Units and others. We are confident that, once again, we will achieve great success in hardware sales together with RADVision," says Mr. Shuji Arima, Senior Vice President of NTT-ME Corporation. "Based on RADVision's proven leadership role in the communications over IP marketplace, and NTT-ME's proven success in bridging between international technology developments and the Japanese market, it is only natural that the two companies join forces to apply their mutual strengths to the benefit of NTT-ME's customers," says Dan Hochberg, Director of Asian Operations, RADVision Hong Kong.

                                     more...

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For further information, please visit our website at: www.radvision.com.


About NTT-ME

The NTT Group has developed a wide variety of businesses aimed at creating more advanced communications for society, by building and maintaining the communications network and the related services that support today's social fabric. The initials "ME" come from two keywords expected to open the doors to business success in the 21st century: "Multimedia" and "Engineering." The key words signify that NTT-ME, with leading-edge technologies and solid reliability, meet the needs of our information distribution society and its increasingly complex and advanced fields of business. Today, NTT-ME is combining NTT's vast technical, R&D, and business-related resources in the field of multimedia to further strengthen its ability to respond more efficiently to the ever growing multimedia market. Through its ties with the NTT Group and the fruits of NTT's world-renowned R&D laboratories to satisfy clients' needs and grow as a local, client-orientated business. NTT-ME can be called the NTT that is closest to the clients' own businesses. Clients can consult NTT-ME on a wide variety of issues trusting the extensive Multimedia and Engineering resources of NTT-ME, and the company's ability to come up with solutions that will sharpen the competitive edge in today's business environment.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                                                          ITEM 2

RADVISION


For Immediate Release


Contact:

  Karen Gurwitz               David Seligman                 NumereX
  Dir. Corp Communications    CFO                            Investor Relations
  RADVision, Inc.             RADVision, Ltd.                Tel: 770.693.5950
  Tel: 201.529.4300, x305     Tel: 972.3.645.5446
  kgurwitz@radvision.com      Seligman@tlv.radvision.com
  www.radvision.com           www.radvision.com



                 NumereX and RADVision Sign Licensing Agreement


Atlanta, GA/Mahwah, NJ -- (May 9, 2000) - Numerex Corp. (NASDAQ: NMRX) today announced that its subsidiary, Broadband Networks, Inc. (BNI), and RADVision Inc. (NASDAQ: RVSN), leading provider of voice over IP technology, signed a licensing agreement to build H.323 interoperability into the PowerPlay(TM) product line using RADVision's H.323 enabling software.

PowerPlay is a series of high-performance endpoints for multipoint videoconferencing and collaboration. The latest product in the PowerPlay line is version 5.0 of IPContact(TM), a stand-alone, multipoint, video collaboration software package. IPContact 5.0 combines high quality, multipoint conferencing without an MCU, superior collaboration, and intelligent adjustment to changing network conditions. With the integration of RADVision's H.323 software, IPContact 5.0 will expand to be fully interoperable with all industry standard-based products for real-time video communication over any IP and other next-generation networks.

"We chose RADVision because their market-leading H.323 software is the most widely deployed and most extensively tested for interoperability. By choosing RADVision technology, our H.323-based products will be interoperable with a myriad of H.323 products from other vendors, including Microsoft's NetMeetingTM," said Robert Madonna, EVP of Strategic Sales and Marketing for Numerex.

"Given BNI's reputation for providing high performance, multimedia solutions to its customers, we are delighted to be working together to provide BNI's customers with fully interoperable solutions," said George Kloak, VP of Sales for RADVision, Inc.

BNI will offer a preview of IPContact 5.0 in May at Network + Interop in Las Vegas. First shipments are expected in June.




                                     more...

About RADVision

RADVision is the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, visit our Web site at: www.radvision.com.

About NumereX

NumereX is a technology company comprised of operating subsidiaries that develop and market a wide range of communications and information products and services. The Company's primary focus is wireless communication and information products and services utilizing proprietary network technologies. Through its two major business units, the Company offers products and services in wireless communications through Cellemetry(R) and Data1Source(TM), and digital multimedia networking through PowerPlay(TM). These services enable customers around the globe to monitor and move information for a variety of applications, ranging from home and business security to distance learning networks. In addition, NumereX offers wireline alarm security equipment and services, as well as telecommunications network operational support systems, equipment and services. For more information, visit our Web site at: www.nmrx.com.

PowerPlay(TM) and IPContact(TM) are trademarks of Broadband Networks, Inc. All rights reserved. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 Registration Statement.

Statements contained in this press release that are not historical fact are "forward-looking" statements and involve important risks and uncertainties. Such risks and uncertainties, which are detailed in NumereX's filings with the Securities and Exchange Commission, could cause NumereX's results to differ materially from current expectations as expressed in this press release.


                                       ###



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                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                      David Seligman
                                                      Chief Financial Officer


Dated: May 12, 2000